Joseph P. Galda

Direct Dial: (610) 458-6181

Email Address: jgalda@foxrothschild.com

April 19, 2012

Tetyana Aldave, Esq.

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Radiant Logistics, Inc.- Registration Statement on Form S-3
Commission File No. 333-179868

Dear Ms. Aldave:

We are in receipt of your correspondence dated April 11, 2012 (the “SEC Comment Letter”) offering comments to Amendment No. 1 to the Registration Statement on Form S-3/A of Radiant Logistics, Inc. (the “Registrant”), submitted to the SEC on April 3, 2012 (the “Registration Statement”).

Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the SEC Comment Letter. The Registrant’s responses immediately follow each comment.

General

1.          We note your response to our prior comment 1. We disagree, however, with your argument that you can omit the number of shares registered for resale or the list of selling stockholders in the Selling Stockholders section if you rely on General Instruction I.B.3 to Form S-3. Rule 430B(b) permits omission of the number of shares registered for resale and the list of selling shareholders “for primary offerings pursuant to General Instruction I.B.1.” Please revise throughout the prospectus to include the number of shares registered for resale and include the list of selling stockholders in the Selling Stockholders section. We also note that your registration fee should be based on Rule 457(a) as opposed to Rule 457(o). Please advise or revise accordingly.

Tetyana (Tonya) Aldave

April 19, 2012

Response:

The requested revisions have been made. Please see attached.

Exhibit 5.1

2.          We note your response to our prior comment 6 and reissue. Because you are required to identify the selling stockholders in the registration statement, please have counsel delete assumption in subsection (5) in the last paragraph on page 2 of the opinion as the shares being registered for resale have already been issued.

Response:

The requested revisions have been made. Please see attached.

We believe that we have adequately responded to the outstanding comments. Please call me directly at (610) 658-6181 with any questions or additional comments. Thank you.

Very truly yours,

FOX ROTHSCHILD LLP

By:	/s/ Joseph P. Galda
Joseph P. Galda